January 23, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:

ARRIS Group, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 27, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 8, 2013

Responses dated January 6, 2014

    November 27, 2013

File No. 000-31254

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 17, 2014 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the Year Ended December 31, 2012 and Form 10-Q for the Quarter Ended September 30, 2013 (File No. 000-31254), filed by ARRIS Group, Inc. (“we,” “us,” “our” or the “Company”) and the Company’s responses to prior Staff comments referenced above.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3. Business Acquisitions, page 8

1.	We note your response to comment 1, which indicates the Company began a process to analyze and map the patents to the respective technology post-acquisition pursuant to the measurement period guidance in ASC 805-10-25-13 through 25-15. We also note your response indicates that this process was time consuming and completed during the 4th quarter of 2013. Please tell us what adjustments were recorded during the 4th quarter of 2013 and whether the measurement period is still open.

United States Securities and Exchange Commission

January 23, 2014

Response

With respect to the mapping process completed during the fourth quarter, we identified 48 patents that were not allocated to any particular technology (developed or in process). We assigned a value to those patents and recorded that amount as a measurement period adjustment. In addition, certain other adjustments to the tax rate were made that affected the value of the intangible assets. As of the date of this letter, the measurement period for intangible assets is considered open because we still are awaiting the results of a physical inventory observation for machinery and equipment, the results of which could affect the amount of the contributory asset charge used in the valuation, which in turn could change the values assigned to the acquired intangible assets. In addition, the measurement period is still open for certain tax-related matters for which we still are waiting on additional information from the seller to complete our analysis of the tax attributes that were acquired.

2.	We note your response to comment 2, which indicates that the mapping process did not identify any separate patents that were solely used within the acquired IPR&D projects. Please elaborate on your mapping of the acquired patented and licensed technology to the IPR&D projects. If you did find that the IPR&D projects were relying on any of the existing patented technology, tell us how this is reflected in the estimated useful lives.

Response

Some of the acquired in-process research and development (“IPR&D”) projects recognized were completed during the fourth quarter. Based upon anticipated project completion dates, approximately $77.5 million, or 94%, of the $82.6 million total IPR&D, is expected to be completed by the end of the first quarter of 2014. The assets will be tested for impairment upon completion and amortization of such technology will commence.

Given that the acquired IPR&D projects rely on the existing technology, we took into account the expected completion dates of the IPR&D projects in determining the estimated useful lives used to amortize the related patents and developed technology. Further, because the IPR&D projects relate to product extensions, the useful lives will be consistent with the lives used to amortize the developed technology within the same product family. There are no instances in which the completed IPR&D projects will be amortized over periods longer than the related developed technology. Because of the short completion timeframe of the IPR&D projects from the acquisition date, the patents, developed technology and completed IPR&D projects will be amortized over a consistent period.

United States Securities and Exchange Commission

January 23, 2014

The IPR&D projects acquired as part of the Motorola Home acquisition are not related to new product families, but instead relate to extensions of existing products. As part of their development, these product extensions leverage existing technology and the embedded patents within those products. As a result, the process of mapping the patents with respect to both developed technology and IPR&D was designed to map them to a particular product family, which could be both developed and in-process. For example, “Technology F” listed in the table contained in our January 6, 2013 response letter (the “January Response”) with respect to prior Comment 2, includes both active products (i.e., developed technology) and related IPR&D.

Separate cash flow streams were identified and attributed directly to the acquired IPR&D projects. These cash flows captured the incremental value associated with IPR&D. When combined with the cash flows attributable to developed technology, all the value of our technology (both developed and IPR&D), was recognized for valuation purposes. Taking “Technology F” again as an example, we have appropriately captured, and used in the valuation of that product family, all of the cash flows related to “Technology F,” including those attributable to the patents. We used “Technology F” as an example, however the same conclusions were reached with each of the other technologies listed in the January Response.

3.	We note your response to comment 5, which indicates that the Company did not perform a mapping exercise with respect to the licensed patents. Please clarify how the Company considered and valued the licensed patents as part of its acquisition accounting pursuant to the guidance in ASC 805. Explain to us the likelihood of you utilizing the licensed patented technology in extensions of current products in the current field of use. In addition, please address whether your accounting for the licensed patents is consistent with your proposed disclosures in your response to comment 4.

Response

Given the limits of the license, it can only be used in connection with products and products extensions, we believe that our approach to the identification and valuation of the licensed patents is indicative of how a market participant would value the license.

We did not perform the mapping process with respect to the licensed patents because as noted above, our rights in those patents are limited. For the approximately 17,000 licensed patents to which we have the more narrow contractual rights, we can utilize the patents only for current products and extensions of those products in the current field of use. Similarly, for the other 2,173 licensed patents, while we are not limited to current products and extensions, we can use the patents only within the current field of use. We cannot transfer the license (other than as part of a sale of the business) and cannot sublicense the patents other than to companies that manufacture products for us. In fact, the license cannot be separated from the current products.

As part of our valuation process, we considered whether there was any incremental value in the licensed patents apart from that already embedded in the value of the technology. We believe that the 991 patents acquired constitute all of the patents needed to protect and exploit the products acquired in the Motorola Home acquisition.

United States Securities and Exchange Commission

January 23, 2014

In determining an appropriate valuation approach to value the licensed patents we considered assumptions of a hypothetical market participant. The license limits our use of the patents to the development of products and product extensions and does not permit us to pursue claims for any potential violations by third-parties of the licensed patents. Therefore, given that the only means to monetize these patents is within our technology, we believe we have appropriately captured any value associated with the licensed patents as part of the technology valuation (i.e., developed technology and IPR&D).

We currently have no plans to use these licensed patents beyond their applications within the developed technology and IPR&D. In addition, we believe the likelihood of such use is minimal and, consistent with that of a market participant, have not ascribed value to it. Factors we considered in reaching this conclusion include: the rapid technological change in our industry, a continued trend of consolidation of customer and suppliers, and the speculative nature of trying to determine what future products will make use of the licensed patents. We did not place any value on hypothetical products or extensions of current products for which no material development plans have been developed, and no identifiable cash flows are available.

We did not view the license as 19,173 separate assets; instead, we viewed the license as an arrangement that allows us to protect the value of the technology we acquired.

We will revise our disclosure in future filings to include the following disclosure to make it clear the patents we acquired and the value associated with those patents. Added text is underlined, and deleted text is ~~struck out~~ to highlight the difference in our proposed disclosure previously included in the January Response:

The Acquisition enhanced the Company’s scale and product breadth in the telecom industry, significantly diversified the Company’s customer base and expanded dramatically the Company’s international presence. Notably, the acquisition brought to ARRIS, Motorola Home’s product scale and scope in end-to-end video processing and delivery, including a full range of QAM and IP set top box products, as well as IP Gateway CPE equipment for data and voice services for broadband service providers. The Acquisition also enhanced the depth and scale of the Company’s R&D capabilities, particularly in the video arena.

As part of the acquisition, the Company acquired ~~or obtained licenses with respect to approximately 20,000~~outright 991 technology patents or pending applications ~~(“the “Patents”), which the Company believes~~, the durations of which the Company believes are adequate relative to the expected useful lives of our products.

United States Securities and Exchange Commission

January 23, 2014

~~These patents included:~~

~~(i)~~	~~991 Patents we acquired (the “Owned Patents”);~~

~~(ii)~~	~~2,173 Patents that were subject to a broad license that permits us to use the Patents in any manner we deem appropriate with respect to new products developed by us (the “Broad Use Patents”); and~~

~~(iii)~~	~~approximately 17,000 Patents that are subject to a license that only permits us to use the technology in existing products and future products in the same field as the existing business (collectively with the Broad Use Patents, the “Licensed Patents”).~~

The 991 patents acquired increased the number of patents owned by the Company to approximately 2,000.

The Company determined that the ~~Patents~~ acquired patents ~~to~~ have ~~similar~~ estimated useful lives similar to ~~as~~ the developed technology product lines to which they are associated. As such, the Company has recognized and measured the Patents and developed technology together as one unit of account for each technology product line acquired. A separate estimated useful life was determined for each technology product line, for which amortization will be recognized. It was determined that a small number of ~~Patents~~ patents were associated with discontinued or never deployed technologies for which no revenues are expected. These Patents were assigned a nominal value.”

We also obtained a license to certain patents. These patents included:

(i)	2,173 patents that are subject to a broad license that permits us to use the patents in any manner we deem appropriate with respect to new products developed by us (the “Broad Use Patents”); and

(ii)	approximately 17,000 patents that are subject to a license that only permits us to use the technology in existing products and future products in the same field as the existing business (collectively with the Broad Use Patents, the “Licensed Patents”).

We determined there was no incremental value in the licensed patents apart from that already embedded in the value of the technology. As a result, the value of the licensed patents has been captured as part of the technology valuations similar to the acquired patents.

United States Securities and Exchange Commission

January 23, 2014

4.	Please tell us if you anticipate future research and development that may utilize any of the acquired patented technology. If so, explain to us the consideration you gave to this possibility when estimating the useful life of the acquired patents.

Response

Apart from the IPR&D projects we acquired as part of the Motorola Home acquisition, we have no current plans to pursue future research and development projects that would utilize the acquired or licensed patents.

As has historically been the case with ARRIS, we would expect that future research and development would lead to new patented technology. We expect our future new products would contain the most recent technology as demanded by our customers; therefore it is unlikely over time that newer technologies would make significant use of older patents, including those acquired or licensed in connection with the Motorola Home acquisition.

* * * * *

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts

David B. Potts
Executive Vice President,
Chief Financial Officer and Chief Accounting Officer